UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14f-1

AMENDMENT NO.1

Information Statement

Pursuant to Section 14(f) of the

Securities Exchange Act of 1934 and

Rule 14f-1 Promulgated Thereunder

Turnkey Solutions, Inc.
(Exact name of registrant as specified in its charter)

Nevada	000-56167	00-0000000
(state or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification Number)

3F 1-16-13 Ebisu Minami Shibuya-ku, Tokyo Japan	150-0022
(address of principal executive offices)	(zip code)

780 Reservoir Avenue, #123 Cranston, RI 02910
(former name or former mailing address, if changed since last report)

Explanatory Note: This Amendment No. 1 is being filed to clarify that the appointments of our new directors, Mr. Ryo Shirai, Mr. Hideyuki Sasaki, and Mr. Koichi Ishizuka, are to be effective upon the 10th day after this Schedule 14f-1 has been mailed to the Company’s stockholders (the “Appointment Date”). No other contextual changes have been made.

____________________________________________________________________________

NOTICE OF CHANGE IN THE MAJORITY OF THE BOARD OF DIRECTORS
____________________________________________________________________________

Turnkey Solutions, Inc.

INFORMATION STATEMENT

PURSUANT TO SECTION 14(f) OF THE

SECURITIES EXCHANGE ACT OF 1934

AND RULE 14f-1 PROMULGATED THEREUNDER

WE ARE NOT SOLICITING PROXIES IN CONNECTION WITH THE MATTERS DESCRIBED IN THIS INFORMATION STATEMENT, AND NO VOTE OR OTHER ACTION BY OUR STOCKHOLDERS IS REQUIRED TO BE TAKEN IN CONNECTION WITH THIS INFORMATION STATEMENT.

INTRODUCTION

This Information Statement is being furnished to the holders of record as of November 18, 2020, of the outstanding shares of common stock, par value $0.001 per share, of Turnkey Solutions Inc. (“Company”), pursuant to the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated thereunder.

The Company intends to complete the mailing of the SC 14F-1 on or about December 1, 2020 to the shareholders of record as of November 18, 2020.

CHANGE OF CONTROL TRANSACTION

On November 17, 2020, Turnkey Solutions, Inc., a Nevada Corporation (the “Company”), entered into a Share Purchase Agreement (the “Agreement”) by and among Flint Consulting Services, LLC, a Wyoming Limited Liability Company (“FLINT”), and Next Meats Co., Ltd, a Japan Company (“NMC”), pursuant to which, on November 18, 2020, (“Closing Date”) , FLINT sold 35,000,000 shares of the Company’s restricted common stock, representing approximately 73.46% of the Company’s issued and outstanding shares of common stock, to NMC, and NMC paid consideration of three hundred twenty-five thousand dollars ($325,000) (the “Purchase Price”). The consummation of the transactions contemplated by the Agreement resulted in a change in control of the Company, with NMC becoming the Company’s largest controlling stockholder.

On the Closing Date, Mr. Paul Moody resigned as the Company’s Chief Executive Officer, Chief Financial Officer, President, Secretary, Treasurer. In addition, Mr. Moody resigned as Director on the Closing Date that is effective upon the 10th day after the mailing of the Company’s information statement on Schedule 14f-1 to the Company’s stockholders.

On the Closing Date, Mr. Ryo Shirai was appointed as Chief Executive Officer, and Director, Mr. Hideyuki Sasaki was appointed as Chief Operating Officer and Director, and Mr. Koichi Ishizuka was appointed as Chief Financial Officer and Director. The appointments of the aforementioned parties as Directors are to be effective on the 10th day after the mailing of the Company’s information statement on Schedule 14f-1 to the Company’s stockholders.

The resignation of Mr. Moody was not the result of any disagreement with the Company on any matter relating to its operations, policies, or practices.

Effective upon the 10th day after this Schedule 14f-1 has been mailed to the Company’s stockholders (the “Appointment Date”), Mr. Shirai, Mr. Sasaki, and Mr. Ishizuka’s appointments as Directors will become effective.

Effective upon the 10th day after this Schedule 14f-1 has been mailed to the Company’s stockholders (the “Appointment Date”), Mr. Paul Moody’s resignation as Director will become effective.

A stockholder vote was not required and will not be taken with respect to the appointment of Mr. Ryo Shirai, Mr. Hideyuki Sasaki, and Mr. Koichi Ishizuka, the incoming Directors. You are not required to take any action with respect to the appointment of Mr. Ryo Shirai, Mr. Hideyuki Sasaki, and Mr. Koichi Ishizuka or otherwise with respect to the transactions and events described above.

To the best of our knowledge, except as set forth in this Information Statement, the incoming directors are not currently a director of the Company, do not hold any position with the Company nor have they been involved in any transactions with the Company or any of our directors, executive officers, affiliates or associates that are required to be disclosed pursuant to the rules and regulations of the SEC. To the best of our knowledge, none of the officers or incoming or existing directors of the Company have been the subject of any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time, been convicted in a criminal proceeding or been subject to a pending criminal proceeding (excluding traffic violations and other minor offenses), been subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting such person’s involvement in any type of business, securities or banking activities or been found by a court of competent jurisdiction (in a civil action), the SEC or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.

VOTING SECURITIES

The Company has 47,647,702 shares of Common Stock, $0.001 par value, and no shares of Preferred Stock issued and outstanding.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

After giving effect to the above described transaction, the following table lists, as of the date of this report, the number of shares of common stock of our Company that are beneficially owned by (i) each person or entity known to our Company to be the beneficial owner of more than 5% of the outstanding common stock; (ii) each officer and director of our Company; and (iii) all officers and directors as a group.

Unless otherwise indicated, each person named in the following table is assumed to have sole voting power and investment power with respect to all shares of our common stock listed as owned by such person. The address of each person is deemed to be the address of the issuer unless otherwise noted. The percentage of common stock held by each listed person is based on 47,647,702 shares of Common Stock outstanding as of November 18, 2020. Pursuant to Rule 13d-3 promulgated under the Exchange Act, any securities not outstanding which are subject to warrants, rights or conversion privileges exercisable within 60 days are deemed to be outstanding for purposes of computing the percentage of outstanding securities of the class owned by such person but are not deemed to be outstanding for the purposes of computing the percentage of any other person.

Name of Beneficial Owner	Amount and Nature of Beneficial Owner	Percent of Class
Next Meats Co., Ltd [1] Address: 3F 1-16-13 Ebisu Minami Shibuya-ku, Tokyo Japan	35,000,000	73.46%
Alfieri Eade Family Limited Partnership 1460 SW 14th Drive Boca Raton, FL 33486 [2]	4,326,500	9.08%
Levine, Jack Alan Family Limited Partnership #1 11330 Timberlodge Terr Boca Raton, FL 33428 [3]	4,326,500	9.08%

1 Collectively, the majority shareholders of Next Meats Co., Ltd are comprised of Ryo Shirai, Hideyuki Sasaki, and Koichi Ishizuka.

2 We believe Alfieri Eade Family Limited Partnership to be currently controlled by Mark Alfieri.

3 We believe Levine, Jack Alan Family Limited Partnership #1 to be currently controlled by Jack Alan.

Note: Mr. Ryo Shirai serves as our Chief Executive Officer, Mr. Hideyuki Sasak as our Chief Operating Officer, and Mr. Koichi Ishizuka as our Chief Financial Officer

CURRENT DIRECTORS AND EXECUTIVE OFFICERS

On the Closing Date, November 18, 2020 Mr. Paul Moody resigned as the Company’s Chief Executive Officer, Chief Financial Officer, President, Secretary, Treasurer. In addition, Mr. Moody resigned as Director on the Closing Date that is effective upon the 10th day after the mailing of the Company’s information statement on Schedule 14f-1 to the Company’s stockholders.

On the Closing Date, Mr. Ryo Shirai was appointed as Chief Executive Officer, and Director. Mr. Hideyuki Sasaki was appointed as Chief Operating Officer and Director. Mr. Koichi Ishizuka was appointed as Chief Financial Officer and Director. The resignation of Mr. Moody was not the result of any disagreement with the Company on any matter relating to its operations, policies, or practices. There is no arrangement or understanding among the newly appointed officers and directors or any other person pursuant to which they were appointed as a director and officer of the Company.

Effective upon the 10th day after this Schedule 14f-1 has been mailed to the Company’s stockholders (the “Appointment Date”), Mr. Shirai, Mr. Sasaki, and Mr. Ishizuka’s appointments as Directors will become effective.

Neither Mr. Shirai, Mr. Sasaki, or Mr. Ishizuka have a direct or indirect material interest in any transaction required to be disclosed pursuant to Item 404(a) of Regulation S-K. At this time, the Company does not have any written employment agreements or other formal compensation agreements with our new officers and directors. Compensation arrangements are the subject of ongoing development and the Company will disclose any compensatory arrangements entered into in the future.

The biographical information of Mr. Shirai, Mr. Sasaki, and Mr. Ishizuka is below:

Name	Age	Position
Ryo Shirai	40	Chief Executive Officer and Director
Hideyuki Sasaki	40	Chief Operating Officer and Director
Koichi Ishizuka	49	Chief Financial Officer and Director
Paul Moody	31	Director [1]

1 Mr. Moody resigned as Director on November 18, 2020, a resignation that is effective upon the 10th day after the mailing of the Company’s information statement on Schedule 14f-1 to the Company’s stockholders.

Mr. Ryo Shirai, age 40, graduated from Keio University (Japan) in 2003, and from Beijing Language and Culture University in 2004. From 2004 to 2006 he was employed as a Financial Advisor at Daiwa Securities Group, Inc. From 2006 to 2019, Mr. Shirai served as the Chief Executive Officer and Founder of Whitehole Limited. Subsequently, he became the Founder of Next Meats Co., Ltd in 2020, and continues to hold this position to this date.

Mr. Hideyuki Sasaki, age 40, was employed as an Executive Vice President at Whitehole Limited from 2008 to 2019. From 2020, to the present date, he has served as the Chief Executive Officer of Next Meats Co., Ltd.

Mr. Koichi Ishizuka, age 49, attended the University of Aoyama Gakuin where he received his MBA in 2004. Several years later in 2011 he graduated from the Advanced Management Program at Harvard School of Business. Following Mr. Ishizuka’s formal education, he took a position as the head of marketing with Thomson Reuters, a mass media and information firm. Thereafter, he served as the CEO of Xinhua Finance Japan in 2006, Fate Corporation in 2008, and LCA Holdings., Ltd in 2009. Currently, Mr. Ishizuka serves as the Chief Executive Officer of OFF Line Co., Ltd., Photozou Co., Ltd., Photozou Holdings, Inc., Photozou Koukoku Co., Ltd., Off Line International, Inc. and OFF Line Japan Co., Ltd. He has held the position of CEO with OFF Line Co., Ltd. since 2013, Photozou Co., Ltd since 2016, Photozou Holdings, Inc since 2017, Photozou Koukoku Co., Ltd. since 2017, Off Line International, Inc. since 2019 and OFF Line Japan Co., Ltd. since 2018.

Mr. Paul Moody, age 31, attended the University of Rhode Island and graduated in 2014 with a Bachelor of Fine Arts. Paul Moody served as Secretary of NL One Corp., a patent development company, from April 29, 2014 to May 16, 2016. He also serviced as Chief Executive Officer, President, and Director of Sigmata Electronics, Inc. an electronics company, from January 28, 2016 through December 11, 2019. From 2015 to Present Mr. Moody has been affiliated with V Financial Group LLC by providing writing and consulting services on a need be basis. Paul Moody has also served as sole Officer and Director of Quick Start Holdings, Inc., from September 4, 2018 to February 13, 2019. At the time Mr. Moody held these positions with Quick Start Holdings, Inc., the Company was deemed to be a blank check shell Company. Paul Moody has also served as sole Officer and Director of Fast Lane Holdings, Inc., from December 6, 2018 to October 21, 2019. At the time Mr. Moody held these positions with Fast Lane Holdings, Inc., the Company was deemed to be a blank check shell Company. Paul Moody has also served as sole Officer and Director of Budding Times, Inc., from June 7, 2019 through March 12, 2020. At the time Mr. Moody held these positions with Budding Times, Inc., the Company was deemed to be a blank check shell Company.

CORPORATE GOVERNANCE

Family Relationships

There are no family relationships among our directors or officers.

Director Independence

We do not have any independent directors and our Board is in the process of searching for suitable candidates.

Committees of the Board of Directors

Our Board does not have any committees, as companies whose securities are not traded on a national exchange are not required to have Board committees. However, at such time in the future that we appoint independent directors on our Board, we expect to form the appropriate Board committees and identity an audit committee financial expert. All functions of an audit committee, nominating committee and compensation committee are and have been performed by our Board.

Director Nominations

Our Board believes that, considering our size, decisions relating to director nominations can be made on a case-by-case basis by all members of the Board without the formality of a nominating committee or a nominating committee charter. To date, we have not engaged third parties to identify or evaluate or assist in identifying potential nominees, although we reserve the right to do so in the future.

The Board does not have an express policy with regard to the consideration of any director candidates recommended by shareholders since the Board believes that it can adequately evaluate any such nominees on a case-by-case basis; however, the Board will evaluate shareholder-recommended candidates under the same criteria as internally generated candidates. Although the Board does not currently have any formal minimum criteria for nominees, substantial relevant business and industry experience would generally be considered important, as would the ability to attend and prepare for Board, committee and shareholder meetings. Any candidate must state in advance his or her willingness and interest in serving on the Board.

Board Oversight

Our management is responsible for managing risk and bringing the most material risks facing the Company to the Board’s attention. Because we do not yet have separately designated committees, the entire Board has oversight responsibility for the processes established to report and monitor material risks applicable to the Company relating to (1) the integrity of the Company’s financial statements and review and approve the performance of the Company’s internal audit function and independent accountants, (2) succession planning and risk related to the attraction and retention of talent and to the design of compensation programs and arrangements, and (3) monitoring the design and administration of the Company’s compensation programs to ensure that they incentivize strong individual and group performance and include appropriate safeguards to avoid unintended or excessive risk taking by Company employees.

Board Diversity

While we do not have a formal policy on diversity, our Board considers diversity to include the skill set, background, reputation, type and length of business experience of our Board members, as well as a particular nominee’s contributions to that mix. Although there are many other factors, the Board seeks individuals with industry knowledge and experience, senior executive business experience, and legal and accounting skills.

NEW DIRECTORS AND EXECUTIVE OFFICERS

Our new management team and their backgrounds are as follows:

Name	Age	Position
Ryo Shirai	40	Chief Executive Officer and Director
Hideyuki Sasaki	40	Chief Operating Officer and Director
Koichi Ishizuka	49	Chief Financial Officer and Director

Mr. Ryo Shirai, Mr. Hideyuki Sasaki, and Mr. Koichi Ishizuka’s biographies appear above, under the heading, “Current Directors and Executive Officers.”

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Except as described above, there have been no material transactions, series of similar transactions, currently proposed transactions, or series of similar transactions, to which the Company is to be a party, in which any promoter or founder, or any member of the immediate family of any of the foregoing persons, had a material interest.

Review, Approval and Ratification of Related Party Transactions

We have not adopted formal policies and procedures for the review, approval or ratification of related party transactions with our executive officers, directors and principal stockholders.

Stockholder Communications with Directors

Stockholders who want to communicate with our Board or any individual director can write to:

3F 1-16-13 Ebisu Minami Shibuya-ku,Tokyo Japan, 150-0022

Your letter should indicate that you are a stockholder of our Company. Depending on the subject matter, management will:

•	Forward the communication to the director or directors to whom it is addressed;

•	Attempt to handle the inquiry directly; or

•	Not forward the communication if it is primarily commercial in nature or if it relates to an improper or irrelevant topic.

At each Board meeting, a member of management presents a summary of all communications received since the last meeting that were not forwarded and makes those communications available to the directors upon request.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

Officer and Director Compensation

The following summary compensation table sets forth all compensation awarded to, earned by, or paid to our now former sole officer and soon to be former director by the Company during the year ended April 30, 2020 in all capacities:

Name	Year	Salary	Bonus	Stock Award(s)	Option| Awards	All Other Compensation	Total
Paul Moody	2020	None	None	None	None	None	None

On November 18, 2020 Mr. Paul Moody resigned as the Company’s Chief Executive Officer, Chief Financial Officer, President, Secretary, Treasurer. In addition, Mr. Moody resigned as Director on the Closing Date that is effective upon the 10th day after the mailing of the Company’s information statement on Schedule 14f-1 to the Company’s stockholders.

Effective upon the 10th day after this Schedule 14f-1 has been mailed to the Company’s stockholders (the “Appointment Date”), Mr. Shirai, Mr. Sasaki, and Mr. Ishizuka’s appointments as Directors will become effective.

The Company's former sole officer and director has not received any cash or other remuneration since he was appointed to serve in such capacities. No remuneration of any nature has been paid for on account of services rendered by a director in such capacity.

We have formulated no plans as to the amounts of future cash compensation. It is possible that, after the Company successfully consummates a business combination with an unaffiliated entity, that entity may desire to employ or retain members of our management for the purposes of providing services to the surviving entity. No retirement, pension, profit sharing, stock option or insurance programs or other similar programs have been adopted by the Company for the benefit of its employees. There are no understandings or agreements regarding compensation our management will receive after a business combination that is required to be disclosed. The Company does not have a standing compensation committee or a committee performing similar functions.

Employment Agreements

We have not entered into employment agreements with any of our officers, directors or employees.

Director Compensation

Our directors are reimbursed for expenses incurred by them in connection with attending Board meetings, but they do not receive any other compensation for serving on the Board.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires the Company’s directors and executive officers, and persons who beneficially own more than 10% of a registered class of the Company’s equity securities (the “Reporting Persons”), to file reports of beneficial ownership and changes in beneficial ownership of the Company’s securities with the SEC on Forms 3 (Initial Statement of Beneficial Ownership), 4 (Statement of Changes of Beneficial Ownership of Securities) and 5 (Annual Statement of Beneficial Ownership of Securities). The Reporting Persons are required by SEC regulations to furnish the Company with copies of all Section 16(a) forms that they file. Based solely on a review of the copies of such forms that were received by the Company, or written representations from certain reporting persons that no Form 5s were required for those persons, the Company is aware that certain Form 3s have not been filed showing indirect ownership, and a Form 4 has not been filed showing disposition of securities.

WHERE YOU CAN FIND MORE INFORMATION

We file reports with the SEC. These reports, including annual reports, quarterly reports as well as other information we are required to file pursuant to securities laws. You may read and copy materials we file with the SEC at the SEC’s Public Reference Room at 100 F. Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at http://www.sec.gov.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this information statement to be signed on its behalf by the undersigned hereunto duly authorized.

Turnkey Solutions, Inc.

Dated: December 1, 2020	/s/ Ryo Shirai
Ryo Shirai Chief Executive Officer